For Immediate Release

NEWS RELEASE

TSX: PFN OTCBB: PAWEF FSE: P7J.F

Toll Free 1.800.667.1870

   www.pfncapital.com

PACIFIC NORTH WEST CAPITAL CORP. APPOINTS

NEW VICE PRESIDENT, EXPLORATION

March 1, 2010 Vancouver, Canada - Pacific North West Capital Corp. (“PFN” the “Company”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to announce the appointment of Anthony Kovacs as Vice President, Exploration.

Mr. Kovacs has over 15 years experience in mineral exploration and development. Most recently Mr. Kovacs was Managing Director of the Vanadis Group of companies; private subsidiaries of Adriana Resources Inc. Anthony held the title of Exploration Manager at Adriana Resources. In this role, Mr Kovacs focused his efforts on evaluating and acquiring advanced stage iron-ore and ferro-alloy projects in Europe, North America, Brazil and Africa.  His work included community and government relations for Adriana’s advanced projects in Quebec and Finland. Prior to Adriana, Mr. Kovacs was Project Geophysicist for Anglo American (Canada) where he specialized in Nickel, Copper and Platinum Group Element deposits in numerous exploration projects around the world. Mr Kovacs' earlier work involved applying geophysical technologies and 3-dimensional visualizations to ore deposit models for exploration target development while working for numerous junior companies on a variety of target types.

In addition, Ali Hassanallizadeh, MSc, MBA has been hired as Senior Geologist/Project Manager. Mr. Hassanalizadeh is a senior geologist with more than 16 years experience in all aspects of mineral exploration and project management. He graduated in geology in 1991 and completed his M.Sc. in Petrology in 1995. He recently completed an MBA at Queen’s University, building on his experiences as a Project Geologist at CanAlaska Uranium. Prior to this Ali spent over 12 years with KCE, a diversified exploration and mining services organization in Iran.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; FSE: P7J) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel, Fire River Gold Corp. and Alto Ventures Ltd.

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Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous under funded opportunities that are available in the mining sector today.

Management of Pacific North West Capital plans to use their technical, financing and negotiating abilities for the acquisition of additional Platinum Group Metals, precious metals and base metals projects on an international scale.  To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and to our board of directors. Pacific North West Capital is part of the International Metals Group (www.internationalmetalsgroup.com).

About International Metals Group

The International Metals Group ("IMG") is an organization of professionals with a wealth of experience in all aspects of the mining industry.  Our group consists of a brain bank of project acquisition, exploration and development professionals, including dedicated CEOs, geologists, engineers, corporate finance and investor relations experts, corporate managers, public company administrators, and regulatory and government affairs specialists.  The companies within the group are able to share resources, costs and expertise, which provides a significant advantage in comparison to individual public companies.

For further information on the International Metal Group Companies, please visit: www.internationalmetalsgroup.com

Pacific North West Capital Corp. has approximately $7 million in working capital and securities.

Further Information:  Tel: +1.604.685.1870  Fax: +1.604.685.8045

Email:  info@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release                                                                                                                                                                                                                                                                                                                                                                       March 1, 2010